モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

05006106

RECEIVED FEB 2 8 2005 179 SEC PROCESSING SECTION WASH, D.C.

February 22, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fullcast Co., Ltd. - 12g3-2(b) Exemption **(FILE NO. 82-34859)**

Ladies and Gentlemen:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan (the "Company"), as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release regarding revision to the projected operating results for the first half of the September 2005 fiscal year and the full September 2005 fiscal year

2. Brief Announcement of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending September 30, 2005

If you have any questions or requests for additional information, please do not hesitate to contact Katsuhiko Fujihira or Junichi Kurokoshi of Ito & Mitomi, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512).

PROCESSED
MAR 0 1 2005
THOMSON FINANCIAL

Very truly yours,

Junichi Kurokoshi

3/1

Enclosure

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-152868

cc: Tsukahara, Shingo - *Fullcast Co., Ltd.*
Fujihira, Katsuhiko - *Ito & Mitomi*
Michael Mies – *Morrison & Foerster LLP*

February 7, 2005

Company name: Fullcast Co., Ltd.
Representative President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

Dear Client:

Revision to the Projected Operating Results for the First Half of the September 2005 Fiscal Year and the Full September 2005 Fiscal Year

Fullcast Co., Ltd. has revised the projected operating results for the fiscal year ending September 30, 2005 (October 1, 2004 - September 30, 2005) given in the "Brief Announcement of Consolidated Financial Results for the Fiscal Year Ending September 30, 2004" dated November 8, 2004 as stated below:

1. Revision to the projected operating results for the first half of the fiscal year ending September 30, 2005
   (1) October 1, 2004 - March 31, 2005

(Unit: millions of yen)

	Net sales	Ordinary income	Interim net income
Original projection (A)	32,730	1,980	1,120
Revised projection (B)	32,730	1,980	540
Amount of change (B-A)	—	—	-580
Rate of change (%)	—	—	-51.8%

(Reference) Comparison to actual operating results for the previous period (Unit: millions of yen)

	Net sales	Ordinary income	Interim net income
Actual operating results for the previous period (first half of FY 2004)	22,580	1,612	895
Projected operating results for the current period (first half of FY 2005)	32,730	1,980	540
Amount of change	10,149	367	-355
Year-on-year rate	45.0%	22.8%	-39.7%

(2) Reason for the revision

Though we announced that the deemed date of acquiring shares in Human Resources Research, Inc., thereby turning it into a subsidiary is April 1, 2005 in our release titled "Notification of the acquisition of stocks in Human Resources Research Institute, Inc." dated December 27, 2004, we revised the date to March 31, 2005. In consequence, we have revised the projected operating results for the first half of the fiscal year ending September 30, 2005 as stated above.

In addition, though we originally expected amortization of consolidation adjustment account to be approximately 520 million yen, as a result of a close investigation of counting, we have revised it to approximately 570 million yen.

2. Revision to the projected operating results for the full fiscal year ending September 30, 2005

(1) October 1, 2004 - September 30, 2005

(Unit: millions of yen)

	Net sales	Ordinary income	Interim net income
Original projection (A)	70,420	4,770	2,670
Revised projection (B)	71,820	4,780	2,100
Amount of change (B-A)	1,400	10	-570
Rate of change (%)	2.0%	0.2%	-21.3%

(Reference) Comparison to actual operating results for the previous period (Unit: millions of yen)

	Net sales	Ordinary income	Interim net income
Actual operating results for the previous period (first half of FY 2004)	49,688	3,292	1,511
Projected operating results for the current period (first half of FY 2005)	71,820	4,780	2,100
Amount of change	22,131	1,487	588
Year-on-year rate	44.5%	45.2%	38.9%

(2) Reason for the revision

We completed a close investigation of counting of an impact on consolidated financial results for the full fiscal year ending September 2005 resulting from wholly owning Human Resources Research, Inc. We have consequently revised the projected operating results for the fiscal year ending September 30, 2005 as given above.

[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.

February 7, 2005

Brief Announcement of Consolidated Financial Results for the First Quarter of the Fiscal Year Ending September 30, 2005

Company name:	Fullcast Co., Ltd.
Stock code:	4848
Stock Exchange listing:	First Section of the Tokyo Stock Exchange
Address:	Tokyo
URL:	http://www.fullcast.co.jp
President and CEO:	Takehito Hirano
Contact:	Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone:	+81-3-3780-9507 Board meeting for approving: February 7, 2005
Accounting Principle:	Japanese GAAP

1. Consolidated Financial Results for the First Quarter of the Fiscal Year Ended December 31, 2004 (October 1, 2004 – December 31, 2004)

(1) Consolidated operating results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First quarter ended December 2004	16,273	44.7	624	-23.3	657	-20.0
First quarter ended December 2003	11,249	24.1	813	27.6	821	22.2
Year ended September 2004	49,688	—	3,255	—	3,292	—

	Net income for the first quarter		Net income per share for the first quarter	Diluted net income per share for the first quarter
	Millions of yen	%	Yen	Yen
First quarter ended December 2004	363	-12.6	1,328.49	—
First quarter ended December 2003	415	25.2	3,132.34	3,124.52
Year ended September 2004	1,511	—	5,603.88	5,578.67

Notes:
1. Investment profit and loss on equity method (millions of yen)
   - First quarter ended December 2004: 4
   - First quarter ended December 2003: 1
   - Year ended September 2004: 1
2. Average number of shares outstanding (consolidated)
   - First quarter ended December 2004: 273,312 shares
   - First quarter ended December 2003: 132,643 shares
   - Year ended September 2004: 269,796 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter ended December 2004	20,242	11,069	54.7	40,498.59
First quarter ended December 2003	15,689	9,274	59.1	69,177.50
Year ended September 2004	19,461	10,977	56.4	40,165.04

Note: Number of shares outstanding
First quarter ended December 2004: 273,312 shares
First quarter ended December 2003: 136,761 shares
Year ended September 2004: 273,312 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter ended December 2004	-757	-177	727	5,882
First quarter ended December 2003	-1,384	-187	1,158	4,737
Year ended September 2004	-5	-73	1,016	6,088

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 9
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 2
Excluded: None
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2005 (October 1, 2004 – September 30, 2005)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Half year	32,730	1,980	540
Full year	70,420	4,780	2,100

Reference: Estimated net income per common share for the full year: 9,769.05 yen

Note: The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2005 Fiscal Year*" section on page 7.

Figures for the first quarter of fiscal year 2003 ended December and for fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the first quarter of fiscal year 2005 ended December are rounded off to the nearest million yen.

Table of contents

1. Results of Operations 4
(1) Operating Highlights in the First Quarter 4
1) Consolidated operating highlights in the first quarter 4
2) Operating highlight in the first quarter by business segment 5
(2) Outlook for the September 2005 Fiscal Year 7
Reference: Quarterly Results of Operations (Consolidated) 9
Reference: Changes in Quarterly Operating Results by Business Segment 10
(3) Changes in Consolidated Financial Condition 11
Reference: Important Business Matters (outline of the matters that were decided and/or occurred) ... 12
2. Consolidated Financial Statements for the First Quarter 13
(1) Consolidated Balance Sheet for the First Quarter 13
(2) Consolidated Profit and Loss Statement for the First Quarter 15
(3) Consolidated Retained Surplus Statement for the First Quarter 16
(4) Consolidated Cash Flows Statement for the First Quarter 17
Significant Accounting Policies in the Preparation of the First Quarter Financial Statements 19
Reclassifications 25
Notes on Financial Statements 26
Notes on consolidated balance sheet for the first quarter 26
Notes on consolidated profit and loss statement for the first quarter 27
Notes on consolidated cash flows statement for the first quarter 28
Securities 29
Segment Information 31
Per Share Information 33

**Due to large volume of data, please refer to the page indicated by contents.*

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

In the first quarter of the fiscal year ending September 30, 2005 Fullcast Co., Ltd. reported an increase in sales and a fall in profit. Net sales rose 44.7% from the same period last year, hitting an all-time high on a quarterly basis.

(1) Operating Highlights in the First Quarter

First Quarter ended December 31, 2004 (October 1, 2004 – December 31, 2004)
First Quarter ended December 31, 2003 (October 1, 2003 – December 31, 2003)

1) Consolidated operating highlights in the first quarter

(Millions of yen)

Three months ended December 31	2004	2003	YoY change
Net sales	16,273	11,249	44.7%
Operating income	624	813	-23.3%
Ordinary income	657	821	-20.0%
Current net income	363	415	-12.6%
Current net income per share	¥1,328.49	* ¥3,132.34	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

On the outsourcing market to which the Group belongs, in the wake of a change in the corporate profit-earning structure and the pattern of employment, a market environment in which outsourcing services are actively made use of remained brisk in the first quarter of the fiscal year ending September 2005.

The Group considered such circumstances a business opportunity and promoted efforts to open business offices, while making a strategic move toward expanding business content throughout the fiscal year by better laying a nationwide network of offices.

In terms of the order-receiving trend by region, orders the Group received increased across the nation and those in the Kansai, Kyushu and Shikoku regions grew in particular.

By business segment, the demand for human resources outsourcing remained strong and sales increased in all the business segments, such as the Spot Business, the Factory Business and the Technology Business.

On the profit and loss front, the Group opened new business offices aggressively in order to expand a market share in accordance with its growth strategy for this fiscal year. As a result, expenditures rose centered on the cost of opening offices and personnel with the cost of recruiting increasing in all the business segments. In consequence, profit declined.

Furthermore, in the quarter in review the Group started up a new business at Fullcast Telemarketing Co., Ltd. by making use of resources it has built up to date through providing human resources outsourcing services and in cooperation with Hikari Tsushin, Inc. It also wholly owned Amuse Cast Co., Ltd. and established Fullcast Finance Co., Ltd. Through these moves, it promoted efforts to expand both the size and fields of business as a general human resources outsourcing service provider.

As a result, net sales increased 44.7% over the same period last year to 16,273 million yen, with operating income, down 23.3% to 624 million yen and current net income being 363 million yen in the current fiscal year in review, down 12.6 % compared to the same time last year.

2) Operating highlight in the first quarter by business segment

Spot Business

(Millions of yen)

Three months ended December 31	2004	2003	YoY change
Sales to external customers	10,850	7,009	54.8%
Inter-segment	86	54	55.9%
Total sales	10,935	7,064	54.8%
Operating income	653	794	-17.8%
Operating income ratio	6.0%	11.2%	-

In the Spot Business on the human resources outsourcing market, due to a change of the corporate profit-earning structure and the pattern of employment, in which outsourcing companies are made use of effectively instead of having full-time workers carry out the entire range of business activities, the demand was on the rise across the nation.

Under such circumstances, in the first quarter in review the Company made efforts to improve its nationwide network of business offices to lay the groundwork for growth for the current fiscal year and promote its strategy to expand a market share by opening 68 new business offices and shutting down 6 offices through consolidation. As a result, it set up 62 business offices, which was an all-time high on a quarterly basis.

With these changes, the number of business offices in the Spot Business segment totaled 314 across the nation, up 221 compared to the same period last year. The breakdown is: 263 by Fullcast (up 175 from the same time last year), 10 by Fullcast Office Support (up 5 offices), 40 by Apayours (up 40 offices compared to the year-ago level and up 11 offices from the previous quarter; Apayours became Fullcast's wholly owned subsidiary as of June 1, 2004) and 1 by Amuse Cast (up 1 from the same time last year and up 1 from the previous quarter; Amuse Cast became its wholly owned subsidiary as of October 1, 2004).

Thanks to the Group's vigorous efforts to set up offices, orders from existing client companies primarily in the logistics/warehouse industries increased, while those from client companies involved in nationwide-scale event management and sales promotion grew as well.

Furthermore, the number of client companies, which make use of the high-quality solution unique to the Group aimed at promoting qualitative improvements to help them improve operational efficiency, rose smoothly.

Meanwhile, in terms of SG&A, the cost of personnel rose as a result of opening business offices and active staffing. Though the Group strove to reduce the unit cost of recruiting registered staffs by hiring them efficiently through making effective use of information technology, it rose due to strengthened hiring activities as the number of business offices rose.

As a result, segment sales increased 54.8% over the same period last year to 10,935 million yen, with operating income, down 17.8% to 653 million yen.

Note: The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

Factory Business

(Millions of yen)

Three months ended December 31	2004	2003	YoY change
Sales to external customers	3,465	2,898	19.6%
Inter-segment	4	15	-76.4%
Total sales	3,469	2,914	19.0%
Operating income	58	138	-58.4%
Operating income ratio	1.7%	4.8%	–

In the Factory Business segment Fullcast Central Co., Ltd., a specialist company that provides production line work for the automotive industry, saw orders from both main and new client companies rise. As a result, business performance in the segment improved.

As for Fullcast Factory Co., Ltd., a specialist company that provides production line work for industries other than the auto industry, saw orders from some of digital consumer electronics manufacturers decline due to signs of change in the digital consumer electronics boom.

Meanwhile, in terms of SG&A, the cost of recruiting rose because hiring activities became increasingly difficult as employment conditions improved.

As a result, segment sales increased 19.0% over the same period last year to 3,469 million yen, with operating income , down 58.4% to 58 million yen. At the end of the reporting quarter there were a total of 44 offices across the nation, up 3 from the same period last year, of which 21 operated by Fullcast Factory, down 3 from the same period last year, and 23 by Fullcast Central, up 6.

Technology Business

(Millions of yen)

Three months ended December 31	2004	2003	YoY change
Sales to external customers	1,758	1,233	42.5%
Inter-segment	1	–	–
Total sales	1,759	1,233	42.6%
Operating income	51	11	350.4%
Operating income ratio	2.9%	0.9%	–

In the IT and electronics industries, due to signs of change in the digital consumer electronics boom, though there were some moves to adjust production, investment in R&D continued with the growing demand for dispatched technical experts specialized in design and development. As a result, the utilization rate of engineers for first quarter remained as high as 97.5% from the previous period. In addition, the Group strove to build up engineers involved in design and development to raise its status of being a technical outsourcer. As a result, our technical experts' high-level expertise was received well by client companies, resulting in raising an average unit cost of order.

As a result, segment sales increased 42.6% from the same time last year to 1,759 million yen and operating income was 51 million yen, up 350.4% from the same time last year.

* Figures shown are rounded down to the nearest one million yen in the previous period and rounded off to the nearest one million yen in the current period.

(2) Outlook for the September 2005 Fiscal Year

Projected consolidated operating results for the fiscal year ending September 2005 and current status
(October 1, 2004 – September 30, 2005)

(Millions of yen)

	Actual results for this quarter	Original projection for the half year	Revised projection for the half year	Rate of progress	Original projection for the fiscal year	Revised projection for the fiscal year	Rate of progress
Net sales	16,273	32,730	—	49.7%	70,420	71,820	22.7%
Ordinary income	657	1,980	—	33.2%	4,770	4,780	13.7%
Current net income	363	1,120	540	67.2%	2,670	2,100	17.3%

Reference: Estimated current net income per share (full year): 7,683.52 yen

Reference: Changes in consolidated operating results for FY 2004 ended September 30, 2004

(Millions of yen)

	1st Quarter Oct. – Dec. '03	2nd Quarter Jan. – Mar. '04	3rd Quarter Apr. – Jun. '04	4th Quarter Jul. – Sep. '04	Full year Oct. '03 – Sep. '04
Net sales	11,249	11,331	12,287	14,819	49,688
Ordinary income	821	791	549	1,131	3,292
Current net income	415	479	-50	666	1,511
Contributing ratio of current net income	22.7%	22.8%	24.7%	29.8%	—

Due to changes in the corporate profit-earning structure and the pattern of employment, moves to restrain personnel expenses or SG&A continued into the period in review, while use of human resources outsourcing services, which helps streamline business, has kept growing. Under such circumstances, the Group intends to keep striving to offer highly value-added services by making use of the Group's comprehensive ability in an effort to improve its business performance.

In addition, we are scheduled to wholly own Human Resources Research, Inc. (HRI), a company involved in manpower dispatching services, outplacement and placement services, in the second quarter of the business year ending September 2005 (the deemed date of acquisition is March 31, 2005), thereby stepping up our services targeted at white-collar work and making inroads into the outplacement business segment. Through this move, the Group will step up efforts to widen the area of human resources outsourcing services it covers.

On top of these, we reached the conclusion that the Group's brand strength and corporate image will improve thanks to the acquisition of the naming rights of the Miyagi Prefectural Stadium, which will in turn contribute to stepping up the ability to hire staffs to be assigned to client companies and having them take root.

Although there are some weakening signs in the production trend among part of our client companies due to a change in the digital consumer electronics boom, the Group is firmly determined to be united in promoting efforts to cut costs and carry out various business measures steadily to boost its profit-earning power and meet the targets spelled out under the plan.

As regards the Company's consolidated financial results for the business year ending September 2005, with an extraordinary loss of 570 million yen attributable to amortization of consolidation difference since the Company wholly owned Human Resources Research, Inc. (HRI), it revised its projected operating results. As a result, the Company expects net sales to be 71,820 million yen (up 44.5% from the previous period), ordinary income to be 4,780 million yen (up 45.2%) and current net income to be 2,100 million yen (up 39.0%) in the fiscal year ending September 30, 2005.

As for the Group's projected operating results for the first half of the September 2005 fiscal year, we have revised interim net income to 540 million yen, down 39.7% from the same period last year.

The outlook by business segment is as follows:

1) Spot Business

In the Spot Business segment the Group expects the 63 new business offices added in the first quarter in order to ensure growth of the full fiscal year to contribute to boosting profits. In addition, thanks to a better laid network of business offices across the nation, we expect orders from existing client companies operating on a nationwide scale to grow.

By industry, thanks to Apayours Co., Ltd. and Amuse Cast Co., Ltd., the Group expects orders from the amusement industry to rise and those from not only the logistics/warehouse industries, but from the services industries, including sales promotion, event management or food, to continue expanding as well.

Furthermore, Fullcast Office Support Co., Ltd. expects orders for the Japanese version of professional employer organization (PEO) that the company launched in March of last year to keep growing.

At the same time, Apayours and Amuse Cast will step up sales activities to expand the client base, introduce a new system and review expenditures, continuing to strive to rebuild the profit-earning structure.

2) Factory Business

In Factory Business segment despite a weakening trend in orders received from clients in the IT and electronics industries due to signs of slowdown, thanks to a strong production trend among the Group's client companies in the automotive industry, business performance can be expected to grow.

3) Technology Business

In the Technology Business segment the unit to dispatch technical experts to the development/design department of companies in the IT and electronics industries can be expected to perform well, serving as a driving force.

In addition, activities to dispatch engineers to the automotive industry not only by Fullcast Technology, but also by Fullcast Central can be expected to expand as well, which will contribute to boosting profits.

* The Japanese version of professional employer organization (PEO) is a new business model, which is based on expertise on dispatching manpower, outplacement or providing outsourcing services the Company has. In the United States, PEO has spread rapidly and been established as an employment system. The Company adapted it to the Japanese actual business climate in compliance with the relevant laws and regulations.

Notes:

1. Comparisons with previous-year figures and planned figures are computed as follows:
   Previous-year comparisons = (This fiscal year figure – prior fiscal year figure) / Prior fiscal year figure × 100
2. Estimated current net income per share = Forecast for current net income applicable to common stock / Estimated number of common stocks outstanding during the fiscal year ending September 30, 2005

Reference: Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	Oct. – Dec. 2004	Jan. – Mar. 2005	Apr. – Jun. 2005	Jul. – Sep. 2005	Ending Sep. 2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	16,273	–	–	–	16,273
Gross profit	4,551	–	–	–	4,551
Operating income	624	–	–	–	624
Ordinary income	657	–	–	–	657
Income before income taxes and minority interests	677	–	–	–	677
Current net income	363	–	–	–	363
	Yen	Yen	Yen	Yen	Yen
Net income per share	1,328.49	–	–	–	1,328.49
Diluted net income per share	–	–	–	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	20,242	–	–	–	20,242
Shareholders' equity	11,069	–	–	–	11,069
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	40,498.59	–	–	–	40,498.59
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-757	–	–	–	-757
Cash flows from investing activities	-177	–	–	–	-177
Cash flows from financing activities	727	–	–	–	727
Cash and cash equivalents at end of period	5,882	–	–	–	5,882

Note: Diluted net income per share for the 1st quarter is not reported since there is no outstanding potential stock.

Fiscal year ended September 2004

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year
	Oct. – Dec. 2003	Jan. – Mar. 2004	Apr. – Jun. 2004	Jul. – Sep. 2004	Ended Sep. 2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	12,287	14,819	49,688
Gross profit	3,224	3,265	3,366	4,263	14,118
Operating income	813	781	560	1,100	3,255
Ordinary income	821	791	549	1,131	3,292
Income before income taxes and minority interests	824	815	223	1,102	2,966
Current net income	415	479	-50	666	1,511
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	-184.43	2,438.59	5,603.88
Diluted net income per share	3,124.52	3,592.60	–	–	5,578.67
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	18,193	19,461	19,461
Shareholders' equity	9,274	10,049	10,543	10,977	10,977
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	38,578.09	40,165.04	40,165.04
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-1,384	900	106	372	-5
Cash flows from investing activities	-187	-17	133	-3	-73
Cash flows from financing activities	1,158	-778	640	-3	1,016
Cash and cash equivalents at end of period	4,737	4,842	5,723	6,088	6,088

Note: Net income per share for the 1st quarter to 3rd quarter and diluted net income per share for the 1st quarter and 2nd quarter of the fiscal year ended September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis) and on May 20, 2004 (on a two-for-one stock split basis), was implemented at the beginning of the accounting period. Diluted net income per share for the 3rd quarter and 4th quarter are not reported since there is no outstanding potential stock.

Reference: Changes in Quarterly Operating Results by Business Segment
Fiscal year ending September 2005 (October 1, 2004 – September 30, 2005)
Fiscal year ended September 2004 (October 1, 2003 – September 30, 2004)

(Millions of yen)

Spot Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	10,850	–	–	–	10,850
	(2) Inter-segment sales or the amount of transfers	86	–	–	–	86
	Total	10,935	–	–	–	10,935
	Operating expenses	10,282	–	–	–	10,282
	Operating income or loss	653	–	–	–	653
	Operating income ratio	6.0%	–	–	–	6.0%
Fiscal year ended September 2004	(1) Sales to external customers	7,009	6,770	7,498	9,536	30,814
	(2) Inter-segment sales or the amount of transfers	54	88	110	65	319
	Total	7,064	6,859	7,608	9,602	31,134
	Operating expenses	6,270	6,165	7,019	8,816	28,271
	Operating income or loss	794	693	589	786	2,863
	Operating income ratio	11.2%	10.1%	7.7%	8.2%	9.2%

Factory Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	3,465	–	–	–	3,465
	(2) Inter-segment sales or the amount of transfers	4	–	–	–	4
	Total	3,469	–	–	–	3,469
	Operating expenses	3,412	–	–	–	3,412
	Operating income or loss	58	–	–	–	58
	Operating income ratio	1.7%	–	–	–	1.7%
Fiscal year ended September 2004	(1) Sales to external customers	2,898	2,996	3,043	3,296	12,234
	(2) Inter-segment sales or the amount of transfers	15	10	4	4	34
	Total	2,914	3,006	3,047	3,301	12,269
	Operating expenses	2,775	2,859	2,961	3,108	11,704
	Operating income or loss	138	147	85	193	564
	Operating income ratio	4.8%	4.9%	2.8%	5.8%	4.6%

Technology Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	1,758	–	–	–	1,758
	(2) Inter-segment sales or the amount of transfers	1	–	–	–	1
	Total	1,759	–	–	–	1,759
	Operating expenses	1,708	–	–	–	1,708
	Operating income or loss	51	–	–	–	51
	Operating income ratio	2.9%	–	–	–	2.9%
Fiscal year ended September 2004	(1) Sales to external customers	1,233	1,444	1,651	1,882	6,212
	(2) Inter-segment sales or the amount of transfers	–	41	8	3	52
	Total	1,233	1,485	1,660	1,885	6,264
	Operating expenses	1,222	1,407	1,608	1,702	5,940
	Operating income or loss	11	78	51	182	324
	Operating income ratio	0.9%	5.3%	3.1%	9.7%	5.2%

(3) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter of FY 2005	20,242	11,069	54.7	40,498.59
First quarter of FY 2004	15,689	9,274	59.1	69,177.50

* As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis.

[Consolidated cash flows]

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
First quarter of FY 2005	-757	-177	727	5,882
First quarter of FY 2004	-1,384	-187	1,158	4,737
(Reference) FY ended September 2004	-5	-73	1,016	6,088

Changes in consolidated financial condition

At the end of the first quarter of the current accounting period, cash and cash equivalents totaled 5,882 million yen, 1,145 million yen more than the previous year.

Cash flows from operating activities

Net cash used in operating activities in the first quarter of the current accounting period was 757 million yen, compared with 1,384 million yen used in the same time last year.

This was mainly due to the fact that net income before income taxes and minority interests was 677 million yen, trade receivable increased 846 million yen (trade payable increased 117 million yen) and income tax paid was 669 million yen.

Cash flows from investing activities

Net cash used in investing activities was 177 million yen, compared with 187 million yen used in the previous year.

This was mainly due to expenditures for the acquisition of tangible fixed assets associated with the opening of offices, totaling 159 million yen and those for the acquisition of intangible fixed assets, such as software, which amounted to17 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 727 million yen, compared with 1,158 million yen gained in the previous year.

The main reason was that while payments of dividends were 273 million yen and short-term borrowing decreased 1,066 million yen.

Reference: Important Business Matters (outline of the matters that were decided and/or occurred)

1) Establishment of Fullcast Finance Co., Ltd.

Fullcast Co., Ltd. established Fullcast Finance Co., Ltd. for the purpose of improving welfare programs for its registered staff members. We will promote the Group's credit card business, thereby making registered staffs take root and promoting efforts to gain new staff members.

<Overview of the new company>

Business	Credit card business
Date of Establishment	October 1, 2004
Start of Business Operation	March 1, 2005
Capital	40 million yen
Accounting term	September 30
Representative	President Takehito Hirano

2) Wholly owning of Amuse Cast Co., Ltd. through equity swap

Fullcast Co., Ltd. bought 100% shares in Amuse Cast Co., Ltd., thereby turning it into a wholly owned subsidiary with a view to improving human resources outsourcing services and expanding business content further.
Amuse Cast provides the pachinko parlor industry in the Tokyo/Yokohama region with human resources outsourcing services. Thanks to synergetic effects from Apayours Co., Ltd., an affiliate of the Group which provides the same type of services primarily in the Kyushu region, we will step up services in the amusement business segment.

<Overview of the company>

Business	Human resources outsourcing business
Capital	50 million yen
Accounting term	September 30
Representative	President Yutaka Kubo

3) Wholly owning Human Resources Research Institute, Inc. (HRI)

Fullcast Co., Ltd. bought 100% shares in Human Resources Research Institute, Inc. (HRI), thereby turning it into a wholly owned subsidiary with a view to improving human resources outsourcing services and expanding business content further.
HRI offers multiple human resources services ranging from dispatching temporary staffs to outplacement and placement services primarily to the financial and securities segments or government and other public offices. With HRI being our wholly owned subsidiary, we have bolstered the business of providing human resources outsourcing services for white-collar work and made inroads into the outplacement business segment. Thereby, we intend to enhance the Group's value as a general human resources outsourcing company further.

<Overview of the company>

Business	Manpower dispatching services, outplacement services and placement business
Capital	480 million yen
Accounting term	March 31
Representative	President Fumio Kato
Date of being subject to consolidation (deemed date of acquisition)	March 31, 2005

As for an impact that this has on our consolidated financial results, please refer to *"Outlook for the September 2005 Consolidated Fiscal Year"* (page 7).

4) Acquisition of the naming rights of the Miyagi Prefectural Stadium

The Company decided to acquire the naming rights of the Miyagi Prefectural Stadium as part of efforts to strengthen the brand of the Group and improving corporate image, thereby stepping up the ability to hire staffs of the respective affiliates of the Group.

<Basic data>

Name	FULLCAST STADIUM MIYAGI
Term of contract	3 years
Amount of contract	200 million yen
Date of starting the name	March 20, 2005 (TBD)

2. Consolidated Financial Statements for the First Quarter

(1) Consolidated Balance Sheet for the First Quarter

(Thousands of yen)

	As of December 31, 2004			As of December 31, 2003			As of September 30, 2004		
	Amount		%	Amount		%	Amount		%
Assets									
I Current assets									
1 Cash and deposits		5,393,177			4,544,994			5,603,756	
2 Trade notes and accounts receivables		7,847,865			5,491,482			6,968,667	
3 Securities		500,063			501,010			500,048	
4 Inventories		73,046			72,512			74,585	
5 Other current assets		1,022,713			495,230			975,231	
Allowance for doubtful accounts		-104,500			-56,149			-69,320	
Total current assets		14,732,366	72.8		11,049,080	70.4		14,052,969	72.2
II Fixed assets									
1 Tangible fixed assets									
(1) Buildings and structures *1	512,062			568,623			508,713		
Accumulated depreciation	157,831	354,231		134,051	434,571		150,574	358,138	
(2) Machinery and vehicles	67,277			24,081			56,679		
Accumulated depreciation	31,834	35,443		11,070	13,010		27,824	28,854	
(3) Furniture and fixtures	880,526			387,558			726,552		
Accumulated depreciation	379,387	501,139		213,218	174,340		314,197	412,354	
(4) Land *1		606,469			606,469			606,469	
Total tangible fixed assets		1,497,282	7.4		1,228,391	7.8		1,405,816	7.2
2 Intangible fixed assets									
(1) Software		794,362			656,923			803,359	
(2) Other		62,781			93,350			51,044	
Total intangible fixed assets		857,143	4.2		750,274	4.8		854,403	4.4
3 Investment and other assets									
(1) Investment securities *2		898,274			747,419			901,972	
(2) Insurance reserve fund		1,003,547			857,073			1,088,686	
(3) Other		1,305,719			1,097,549			1,207,426	
Allowance for doubtful accounts		-52,468			-40,363			-49,754	
Total investment and other assets		3,155,071	15.6		2,661,679	17.0		3,148,330	16.2
Total fixed assets		5,509,496	27.2		4,640,344	29.6		5,408,551	27.8
III Deferred assets									
1 Discount on bond		—			8			—	
Total deferred assets		—	—		8	0.0		—	—
Total assets		20,241,862	100.0		15,689,433	100.0		19,461,520	100.0

(Thousands of yen)

	As of December 31, 2004		As of December 31, 2003		As of September 30, 2004	
	Amount	%	Amount	%	Amount	%
Liabilities						
I Current liabilities						
1 Short-term borrowings *1	3,338,234		2,100,000		2,245,136	
2 Current portion of long-term debt *1	116,278		201,241		137,878	
3 Accounts payable-other	2,061,599		1,506,140		2,047,219	
4 Accrued expenses payable	1,621,061		866,991		1,575,118	
5 Income taxes payable	288,810		317,084		687,710	
6 Accrued bonuses	348,953		219,310		519,872	
7 Other current liabilities	421,463		401,062		298,798	
Total current liabilities	8,196,398	40.5	5,611,830	35.8	7,511,733	38.6
II Fixed liabilities						
1 Long-term debt *1	235,186		344,114		258,808	
2 Allowance for employee retirement benefits	286,411		270,085		271,120	
3 Allowance for officers' retirement benefits	—		2,068		—	
4 Other fixed liabilities	102,831		47,294		106,813	
Total fixed liabilities	624,428	3.1	663,562	4.2	636,742	3.3
Total liabilities	8,820,826	43.6	6,275,393	40.0	8,148,475	41.9
Minority interests						
Minority interests	352,285	1.7	140,035	0.9	335,455	1.7
Shareholders' equity						
I Common stock *3	3,464,100	17.1	3,403,050	21.7	3,464,100	17.8
II Capital surplus	3,018,338	14.9	2,630,447	16.8	3,018,338	15.5
III Retained surplus	4,555,684	22.5	3,504,762	22.3	4,465,902	23.0
IV Net unrealized holding gains on securities	220,840	1.1	116,712	0.7	219,460	1.1
V Treasury stock *4	-190,212	-0.9	-380,966	-2.4	-190,211	-1.0
Total shareholder's equity	11,068,750	54.7	9,274,005	59.1	10,977,589	56.4
Total liabilities, minority interests and shareholders' equity	20,241,862	100.0	15,689,433	100.0	19,461,520	100.0

(2) Consolidated Profit and Loss Statement for the First Quarter

(Thousands of yen)

		October 1, 2004 to December 31, 2004			October 1, 2003 to December 31, 2003			October 1, 2003 to September 30, 2004		
		Amount		%	Amount		%	Amount		%
I	Net sales		16,273,353	100.0		11,249,044	100.0		49,688,065	100.0
II	Cost of sales		11,721,859	72.0		8,024,936	71.3		35,569,211	71.6
	Gross profit		4,551,494	28.0		3,224,107	28.7		14,118,854	28.4
III	Selling, general and administrative expenses *1		3,927,376	24.1		2,410,618	21.4		10,863,235	21.9
	Operating income		624,118	3.9		813,488	7.3		3,255,618	6.5
IV	Non-operating income									
1	Interest income	161			2,119			5,814		
2	Rental income	4,266			7,294			20,883		
3	Profit on investment in silent partner	7,504			12,909			40,166		
4	Equity in earnings of affiliates	3,975			1,654			1,754		
5	Other	48,532	64,438	0.4	22,708	46,686	0.4	119,188	187,806	0.4
V	Non-operating expenses									
1	Interest expense	7,393			7,928			32,293		
2	Amortization of software	—			2,499			2,510		
3	Other	24,088	31,481	0.2	28,218	38,646	0.3	115,755	150,558	0.3
	Ordinary income		657,076	4.1		821,528	7.4		3,292,866	6.6
VI	Extraordinary income									
1	Gain on sale of fixed assets *2	6			—			16		
2	Gain on sale of investment securities	—			—			29,161		
3	Reversal of allowances for doubtful accounts	20,478			11,811			4,472		
4	Reversal of allowances for officers' retirement benefits	—	20,483	0.1	—	11,811	0.1	3,059	36,709	0.1
VII	Extraordinary loss									
1	Loss on disposal of fixed assets *3	371			1,543			9,080		
2	Loss on sale of investment securities	—			—			314		
3	Loss on valuation of investment securities	—			—			11,109		
4	Penalty *4	—			—			18,000		
5	Loss on insurance cancellation	562			7,188			7,188		
6	Consolidated adjustable accounts	—	933	0.0	—	8,732	0.1	317,708	363,402	0.7
	Income before income taxes and minority interests		676,626	4.2		824,607	7.4		2,966,173	6.0
	Current income taxes	258,564			296,497			1,372,254		
	Deferred income taxes	30,139	288,703	1.8	103,051	399,548	3.6	-27,051	1,345,203	2.7
	Minority interests (or loss)		24,830	0.2		9,574	0.1		109,063	0.2
	Net income		363,093	2.2		415,483	3.7		1,511,906	3.1

(3) Consolidated Retained Surplus Statement for the First Quarter

(Thousands of yen)

		October 1, 2004 to December 31, 2004		October 1, 2003 to December 31, 2003		October 1, 2003 to September 30, 2004	
		Amount		Amount		Amount	
	Capital surplus						
I	Capital surplus at beginning of period	**3,018,338**	**3,018,338**	2,514,473	2,514,473	2,514,473	2,514,473
II	Increase in capital surplus						
1	New stock issuance	—		115,974		178,245	
2	Issuance of shares in connection with acquisition	—	—	—	115,974	325,620	503,865
III	Capital surplus at end of period		**3,018,338**		2,630,447		3,018,338
	Retained surplus						
I	Retained surplus at beginning of period	**4,465,903**	**4,465,903**	3,264,994	3,264,994	3,264,994	3,264,994
II	Increase in retained surplus						
1	Net income	**363,093**	**363,093**	415,483	415,483	1,511,906	1,511,906
III	Decrease in retained surplus						
1	Dividends paid	**273,312**	**273,312**	175,716	175,716	310,998	310,998
IV	Retained surplus at end of period		**4,555,684**		3,504,762		4,465,902

(4) Consolidated Cash Flows Statement for the First Quarter

(Thousands of yen)

		October 1, 2004 to December 31, 2004	October 1, 2003 to December 31, 2003	October 1, 2003 to September 30, 2004
		Amount	Amount	Amount
I	Cash flows from operating activities			
1	Income before income taxes and minority interests	**676,626**	824,607	2,966,173
2	Depreciation and amortization	**84,984**	67,397	298,989
3	Increase (decrease) in allowance for doubtful accounts	**37,697**	3,262	-11,040
4	Increase (decrease) in allowance for bonuses	**-173,341**	-229,706	65,185
5	Increase in allowance for employee retirement benefits	**15,870**	13,004	1,765
6	Increase (decrease) in allowance for officers' retirement benefits	**—**	329	-1,739
7	Interest and dividend income	**-4,961**	-6,119	-10,088
8	Interest expenses	**7,393**	7,928	32,293
9	Gain on sale of fixed assets	**-6**	—	-16
10	Loss on disposal of fixed assets	**371**	1,543	9,080
11	New stock issue expenses and amortization of discount on bonds	**—**	2,765	8,074
12	Profit on investment in anonymous partnerships	**-7,504**	-12,909	-40,166
13	Amortization of goodwill	**2,129**	2,129	8,517
14	Amortization of consolidated adjustment accounts	**25,877**	1,331	296,471
15	Equity in earnings of affiliates	**-3,975**	-1,654	-1,754
16	Increase in trade receivable	**-845,510**	-476,355	-1,540,817
17	Increase (decrease) in inventories	**1,539**	-1,846	-2,134
18	Increase (decrease) in trade payable	**116,503**	-162,824	-73,902
19	Increase in accrued expenses payable	**42,065**	—	683,376
20	Increase (decrease) in insurance reserve fund	**85,139**	-47,145	-277,542
21	Other	**-147,176**	-224,625	-516,752
	Subtotal	**-86,279**	-238,889	1,893,975
22	Interest and dividend received	**4,961**	4,165	9,020
23	Interest paid	**-6,395**	-7,145	-32,161
24	Income taxes paid	**-669,333**	-1,142,539	-1,875,846
	Net cash provided by (used in) operating activities	**-757,045**	-1,384,408	-5,012

			October 1, 2004 to December 31, 2004	October 1, 2003 to December 31, 2003	October 1, 2003 to September 30, 2004
			Amount	Amount	Amount
II	Cash flows from investing activities				
1	Purchase of time deposits		**-2,802**	-7,610	-16,810
2	Proceeds from refund of time deposits		**10,000**	—	11,000
3	Purchase of tangible fixed assets		**-159,334**	-101,655	-398,404
4	Proceeds from sales of tangible fixed assets		**114**	—	65,021
5	Purchase of intangible fixed assets		**-17,494**	-77,260	-298,383
6	Purchase of shares in subsidiary		—	-1,400	-1,400
7	Advanced for loans receivable		**-1,700**	-2,029	-40,379
8	Collection on loans receivable		**1,693**	2,612	39,220
9	Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	**10,000**	—	221,098
10	Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation	*2	**-17,251**	—	—
11	Other		—	-10	345,202
	Net cash provided by (used in) investing activities		**-176,774**	-187,353	-73,835
III	Cash flows from financing activities				
1	Increase (decrease) in short-term borrowings		**1,065,599**	1,200,000	1,200,136
2	Repayments of long-term debt		**-45,222**	-75,345	-270,914
3	Issuance of common stock		—	227,400	349,500
4	Payments of dividends		**-273,441**	-175,817	-309,703
5	Payments of dividends to minority shareholders		**-8,000**	-8,000	-8,000
6	Other		**-11,698**	-9,975	55,905
	Net cash provided by (used in) financing activities		**727,237**	1,158,261	1,016,923
IV	Exchange gain/loss on cash and cash equivalents		**13**	—	24
V	Net increase (decrease) in cash and cash equivalents		**-206,568**	-413,500	938,100
VI	Cash and cash equivalents at beginning of period		**6,088,995**	5,150,894	5,150,894
VII	Cash and cash equivalents at end of period	*1	**5,882,426**	4,737,394	6,088,994

Significant Accounting Policies in the Preparation of the First Quarter Financial Statements

Item	Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 - Sep. 30, 2004
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all nine of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Fullcast Finance Co., Ltd. Amuse Cast Co., Ltd. Fullcast Finance Co., Ltd. was newly formed as of October 1, 2004 in first quarter of the current fiscal year, it is included in the scope of consolidation. Since Amuse Cast Co., Ltd. has become a fully consolidated subsidiary through stock transfer as of October 1, 2004 in the first quarter of the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd.	The accompanying financial statements include the accounts of the parent company and all seven of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Since Apayours Co., Ltd. has become a fully consolidated subsidiary through equity swap as of June 1, 2004 in the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Fullcast Telemarketing Co., Ltd. was newly formed as of September 15, 2004, which is included in the scope of consolidation.
2.Matters concerning the application of the equity method	(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method. (Equity methods are applied to all affiliates) Neo Career Inc.	Same as on the left.	Same as on the left.
3. Matters concerning settlement date of consolidated subsidiaries	The first quarter settlement date of the consolidated subsidiaries are the same as the first quarter settlement date of the Company.	Same as on the left.	The fiscal year settlement date of the consolidated subsidiaries are the same as the settlement date of the Company.

Item	Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 - Sep. 30, 2004
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first quarter settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method. c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first quarter settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) Embedded derivatives: Since it is not possible to measure embedded derivatives separately from their respective hybrid host contracts on the financial reporting date, entire contracts are treated as financial instruments and changes in their fair value are reported in net profit or loss. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year settlement date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left.

Item	Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 - Sep. 30, 2004
	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-20 years b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life. (3) Deferred assets ―――――― (4) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 1-10 years b. Intangible fixed assets Same as on the left. (3) Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan. (4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.	(2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-15 years b. Intangible fixed assets Same as on the left. (3) Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left. (4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.

Item	Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 - Sep. 30, 2004
	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first quarter among the estimated amount for the fiscal year.	b. Accrued bonuses Same as on the left.	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period.
	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the first quarter mainly based on projected benefit obligations and pension assets at the end of the first quarter. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits Same as on the left.	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.
	d. Allowance for officers' retirement benefits ――――	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the first quarter pursuant to the Company's rules on officers' retirement benefits.	d. Allowance for officers' retirement benefits ―――― (Additional information) As for one of the consolidated affiliates, to provide for accrued officers' severance benefits, the Company provides an allowance for the aggregate amount payable at the end of the fiscal year pursuant to the Company's rules on officers' retirement benefits. However, the board of directors decided to abolish this officers' retirement benefit program on September 28, 2004. In the wake of this decision, the unused balance of this term of the balance of the officers' retirement benefit allowance at end of this consolidated fiscal year of ¥3,059 thousand was withdrawn to be included in extraordinary income.

Item	Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 - Sep. 30, 2004
	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the first quarter settlement date. Translation gain or loss is accounted as profit or loss.	(5) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year settlement date. Translation gain or loss is accounted as profit or loss.
	(6) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(6) Accounting for leases Same as on the left.	(6) Accounting for leases Same as on the left.
	(7) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	(7) Accounting for major hedges a. Hedge accounting method Same as on the left.	(7) Accounting for major hedges a. Hedge accounting method Same as on the left.
	b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings	b. Hedge method and transactions Same as on the left.	b. Hedge method and transactions Same as on the left.
	c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.	c. Hedging policy Same as on the left.	c. Hedging policy Same as on the left.

Item	Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 - Sep. 30, 2004
	d. Evaluation of hedge effectiveness *Interest rate swap transactions* In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged. (8) Other significant accounting policies in the preparation of consolidated financial statements for the first quarter *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left. (8) Other significant accounting policies in the preparation of consolidated financial statements for the first quarter *Accounting for consumption taxes* Same as on the left.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left. (8) Other significant accounting policies in the preparation of consolidated financial statements *Accounting for consumption taxes* Same as on the left.
5. Scope of cash and cash equivalents on the first quarter consolidated cash flows statements	They consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.	Same as on the left.

Reclassifications

Item	October 1, 2004 – December 31, 2004	October 1, 2003 – December 31, 2003
Insurance reserve fund	———	"Insurance reserve fund," reported as a component of "Other" in investment and other assets in the first quarter of the previous consolidated fiscal year, is reclassified and listed separately as from the first quarter of the current consolidated fiscal year, given that the amount of "Insurance reserve fund" exceeds 5% of the total assets. The "Insurance reserve fund" for the first quarter of the previous consolidated fiscal year was ¥650,179 thousand.
Accrued expenses payable	———	"Accrued expenses payable," reported as a component of "Other" in current liabilities in the first quarter of the previous consolidated fiscal year, is reclassified and listed separately as from the first quarter of the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the first quarter of the previous consolidated fiscal year was ¥472,239 thousand.
Increase in accrued expenses payable	"Increase in accrued expenses payable," reported as a component of "Other" in cash flow from operating activities in the first quarter of the previous consolidated fiscal year, is reclassified and is listed separately as from the first quarter of the current consolidated fiscal year, given that the amount of "Increase in accrued expenses payable" has increased materiality of impact on consolidated fiscal statements. The "Increase in accrued expenses payable" for the first quarter of the previous consolidated fiscal year was ¥56,106 thousand.	———

Notes on Financial Statements

Notes on consolidated balance sheet for the first quarter

(Thousands of yen)

As of December 31, 2004	As of December 31, 2003	As of September 30, 2004
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 230,307 Land 606,469 Total 836,776	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 240,512 Land 606,469 Total 846,981	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 232,775 Land 606,469 Total 839,244
Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,650,000 Long-term debt 305,274 [Current portion of long-term debt] [75,568] Total 1,955,274	Liabilities corresponding to assets pledged as collateral: Short-term borrowings 900,000 Long-term debt 387,498 [Current portion of long-term debt] [82,224] Total 1,287,498	Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,000,000 Long-term debt 323,336 [Current portion of long-term debt] [75,568] Total 1,323,336
*2. ――――――	*2. ――――――	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 11,545 These include advances on stock subscription of 10,000 thousands yen for Fullcast Finance Co., Ltd. formed on October 1, 2004.
*3. ――――――	*3. ――――――	*3. Total number of outstanding stocks in the Company Common stock 275,964 shares
*4. ――――――	*4. ――――――	*4. Number of treasury stock the Company owns Common stock 2,652 shares
*5. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this first quarter is as follows: Limit of overdraft account 7,600,000 Borrowing 3,233,234 Balance 4,366,766	*5. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with seven banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this first quarter is as follows: Limit of overdraft account 5,350,000 Borrowing 1,800,000 Balance 3,550,000	*5. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 7,600,000 Borrowing 2,100,136 Balance 5,499,864

Notes on consolidated profit and loss statement for the first quarter

(Thousands of yen)

Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 – Sep. 30, 2004
*1. Significant components of selling, general and administrative expenses	*1. Significant components of selling, general and administrative expenses	*1. Significant components of selling, general and administrative expenses
Salaries and wages 990,347 Miscellaneous wages 605,838 Legal welfare 166,787 Provision of accrued bonuses 210,873 Retirement benefit expenses 38,273 Communications expenses 181,972 Advertisement and sales promotion 40,356 Travel and transportation 186,177 Rents 330,553 Depreciation and amortization 74,631 Recruitment expense 371,956 Provision of allowance for doubtful accounts 55,522	Salaries and wages 644,366 Miscellaneous wages 366,937 Legal welfare 98,775 Provision of accrued bonuses 138,423 Retirement benefit expenses 40,745 Provision of allowance for officers' retirement benefit 329 Communications expenses 106,512 Advertisement and sales promotion 30,375 Travel and transportation 118,966 Rents 189,248 Depreciation and amortization 56,504 Recruitment expense 178,687 Provision of allowance for doubtful accounts 17,738	Salaries and wages 3,180,239 Miscellaneous wages 1,726,542 Legal welfare 463,982 Provision of accrued bonuses 304,153 Retirement benefit expenses 109,832 Provision of allowance for officers' retirement benefit 1,320 Communications expenses 500,667 Advertisement and sales promotion 130,708 Travel and transportation 542,508 Rents 929,571 Depreciation and amortization 261,935 Recruitment expense 805,326 Provision of allowance for doubtful accounts 29,713
*2. Significant components of gain on sale of fixed assets Furniture and fixtures 6	*2. ―――――	*2. Significant components of gain on sale of fixed assets Furniture and fixtures 16
*3. Significant components of loss on disposal of fixed assets Machinery and vehicles 132 Furniture and fixtures 239 Total 371	*3. Significant components of loss on disposal of fixed assets Buildings and structures 115 Machinery and vehicles 264 Furniture and fixtures 1,163 Total 1,543	*3. Significant components of loss on disposal of fixed assets Buildings and structures 585 Machinery and vehicles 843 Furniture and fixtures 3,152 Software 4,500 Total 9,080
*4. ―――――	*4. ―――――	*4. Penalty on a change in the contract period of management consignment contract

Notes on consolidated cash flows statement for the first quarter

(Thousand of yen)

Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 – Sep. 30, 2004
*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 5,393,177 Fixed deposits with original maturities of over 3 months -10,814 Money Management Fund 300,045 Free Financial Fund 200,018 Cash and cash equivalents 5,882,426	*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 4,544,994 Fixed deposits with original maturities of over 3 months -7,610 Free Financial Funds 200,010 Cash and cash equivalents 4,737,394	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 5,603,756 Fixed deposits with original maturities of over 3 months -14,810 Money Management Fund 300,032 Free Financial Funds 200,016 Cash and cash equivalents 6,088,994
*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Fullcast Finance Co., Ltd. and the relation with net expenditure for acquisition of the stock. Cash and cash equivalents held by the company -10,000 Net expenditure for acquisition of the company -10,000 (minus indicates proceeds) The following shows a breakdown of assets and liabilities at the start of consolidation of Amuse Cast Co., Ltd. through stock transfer and the relation with net expenditure for acquisition of the company. Current assets 108,249 Fixed assets 6,924 Consolidation adjustments 25,877 Current liabilities 60,000 Acquisition price of the company's shares 81,050 Cash and cash equivalents held by the company -63,799 Net expenditure for acquisition of the company 17,251	*2. ——————	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Apayours Co., Ltd. through equity swap and the relation with net expenditure for acquisition of the company. Current assets 652,029 Fixed assets 55,915 Consolidation adjustments 317,708 Current liabilities 498,161 Fixed liabilities 2,620 Acquisition price of the company's shares 524,872 Self-stock substitution treasury stocks exchanged with the company's share -524,872 Cash and cash equivalents held by the company -229,596 Cost for acquisition of the company 8,497 Net expenditure for acquisition of the company -221,098 (minus indicates proceeds)

Securities

First quarter of the current consolidated fiscal year (as of December 31, 2004)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of December 31, 2004		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	796,384	372,411
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	423,973	796,384	372,411

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	15,520
Other securities without market quotations (excluding OTC shares)	86,370
Free Financial Fund	200,018
Money Management Fund	300,045

First quarter of the previous consolidated fiscal year (as of December 31, 2003)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of December 31, 2003		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	447,206	643,045	195,838
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	300,000	301,000	1,000
(3) Other securities	—	—	—
Total	747,206	944,045	196,838

Note:
The hybrid (combined) instruments (200,000 thousand yen), included as a component of "Other securities," were revalued on the consolidated first quarter settlement date, and revaluation profit and loss is reported. The hybrid (combined) instruments (acquisition cost) are reported at fair value.

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	11,445
Other securities without market quotations (excluding OTC shares)	92,929
Free Financial Fund	200,010

Previous consolidated fiscal year (As of September 30, 2004)

Securities

1. Securities with market quotations classified as "Other"

(Thousands of yen)

	As of September 30, 2004		
Security	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	794,058	370,084
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
(3) Other securities	—	—	—
Total	423,973	794,058	370,084

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Advances on subscription of subsidiary and affiliate stock	10,000
Affiliate stock	11,545
Other securities without market quotations (excluding OTC shares)	86,369
Free Financial Fund	200,016
Money Management Fund	300,032

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet.
The amount of impairment was 11,109 thousand yen.

Segment Information

(1) Information on the business segments

First quarter of the current consolidated fiscal year (October 1, 2004 – December 31, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	10,849,743	3,465,499	1,758,117	199,994	16,273,353	—	16,273,353
(2) Inter-segment sales or transfers	85,538	3,746	917	1,364	91,565	-91,565	—
Total	10,935,282	3,469,245	1,759,033	201,358	16,364,918	-91,565	16,273,353
Operating expenses	10,282,311	3,411,641	1,707,786	225,486	15,627,223	22,011	15,649,235
Operating income or loss	652,970	57,604	51,248	-24,128	737,694	-113,576	624,118

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business, etc.
3. Of the operating expenses during the consolidated first quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 129,716 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First quarter of the previous consolidated fiscal year (October 1, 2003 – December 31, 2003)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	7,009,598	2,898,468	1,233,489	107,488	11,249,044	—	11,249,044
(2) Inter-segment sales or transfers	54,864	15,836	—	163	70,864	-70,864	—
Total	7,064,462	2,914,305	1,233,489	107,651	11,319,908	-70,864	11,249,044
Operating expenses	6,270,143	2,775,735	1,222,110	125,193	10,393,183	42,372	10,435,555
Operating income or loss	794,319	138,569	11,378	-17,541	926,725	-113,237	813,488

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant chain franchisee, etc.

3. Of the operating expenses during the consolidated first quarter accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 123,867 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2003 – September 30, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Businesses	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	30,814,275	12,234,864	6,212,128	426,796	49,688,065	—	49,688,065
(2) Inter-segment sales or transfers	319,888	34,778	52,333	20,916	427,917	-427,917	—
Total	31,134,163	12,269,642	6,264,462	447,712	50,115,982	-427,917	49,688,065
Operating expenses	28,271,124	11,704,956	5,940,350	485,475	46,401,906	30,540	46,432,446
Operating income or loss	2,863,039	564,686	324,112	-37,762	3,714,076	-458,458	3,255,618

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business
3. Of the operating expenses during the consolidated accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 494,815 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first quarter, the previous-year consolidated first quarter and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated first quarter, the previous-year consolidated first quarter and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 – Sep. 30, 2004
Shareholders' equity per share ¥40,498.59	Shareholders' equity per share ¥69,177.50	Shareholders' equity per share ¥40,165.04
Net income per share (basic) in Q1 ¥1,328.49	Net income per share (basic) in Q1 ¥3,132.34	Net income per share (basic) ¥5,603.88
Diluted net income per share for the 1st quarter is not reported since there is no outstanding potential stock.	Net income per share (diluted) in Q1 ¥3,124.52	Net income per share (diluted) ¥5,578.67

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

	Oct. 1, 2004 – Dec. 31, 2004	Oct. 1, 2003 – Dec. 31, 2003	Oct. 1, 2003 – Sep. 30, 2004
Net income	363,093	415,483	1,511,906
Net income (basic)	363,093	415,483	1,511,906
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	273,312 shares	132,643 shares	269,796 shares
Net income available to common stock after effect of dilutive stock	–	–	–
Effect of dilutive stock Stock acquisition rights	–	332 shares	1,218 shares
Increase in common shares	–	332 shares	1,218 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)	–	–